EXHIBIT 4.10

DEBENTURE SUBSCRIPTION AGREEMENT

DEBENTURE SUBSCRIPTION AGREEMENT, dated as of September 14, 2006 (this “Agreement”), between Team Financial, Inc., a Kansas corporation (the “Company”), and Team Financial Capital Trust II, a statutory trust created under the laws of the State of Delaware (the “Trust”), relating to the Junior Subordinated Debt Securities due October 7, 2036 (the “Junior Subordinated Debentures”), issuable pursuant to an Indenture, dated as of September 14, 2006 (the “Indenture”), between the Company and Wells Fargo Bank, National Association, as Trustee. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed thereto in the Purchase Agreement (as defined below).

WHEREAS, the Company, the Trust and the Purchaser named therein have entered into a Purchase Agreement, dated September 12, 2006 (the “Purchase Agreement”), in connection with the issuance and sale of Capital Securities (liquidation amount of $1,000 per security) (the “Capital Securities”) by the Trust; and

WHEREAS, the Company and the Trust have entered into a Common Securities Subscription Agreement, dated September 14, 2006 (the “Common Securities Subscription Agreement”), in connection with the issuance and sale of Common Securities (liquidation amount of $1,000 per security) (the “Common Securities”) by the Trust; and

WHEREAS, in connection with the Purchase Agreement and the Common Securities Subscription Agreement and the issuance and sale of the Capital Securities and Common Securities pursuant thereto, the Trust desires to purchase from the Company, and the Company desires to sell to the Trust, all of the Junior Subordinated Debentures.

NOW, THEREFORE, in consideration of the foregoing premises and the conditions and agreements hereinafter set forth, the parties hereto agree as follows:

1.             The Trust hereby subscribes for and offers to purchase from the Company, and the Company hereby accepts such offer and agrees to issue and sell to the Trust, contemporaneous with the Closing Date, Twenty Two Million Six Hundred Eighty One Thousand Dollars ($22,681,000) aggregate principal amount of Junior Subordinated Debentures, in consideration of the payment on or before the date hereof of Twenty Two Million Six Hundred Eighty One Thousand Dollars ($22,681,000) in immediately available funds.

2.             The Company represents and warrants that the Junior Subordinated Debentures have been duly authorized and executed by the Company, and, when duly authenticated and delivered to the Trust in accordance with the terms hereof and the Indenture, will constitute the valid and binding obligations of the Company entitled to the benefits of the Indenture, enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

3.             This Agreement shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles.

4.             This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Debenture Subscription Agreement to be duly executed as of the date first written above.

Team Financial, Inc.

By:	/s/ Michael L. Gibson
Name: Michael L. Gibson
Title: CFO

Team Financial Capital Trust II

By:	/s/ Lois Rausch
Name:	Lois Rausch
Title:	Administrator

By:	/s/ Michael L. Gibson
Name:	Michael L. Gibson
Title:	Administrator